Exhibit 99.1

Pembina Pipeline Corporation Positions for Future Growth Through Acquisition of Land and Facilities in Alberta's Industrial Heartland

CALGARY, Sept. 3, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has acquired a site in the Alberta Industrial Heartland for approximately $20 million featuring a well-designed existing rail system and utility infrastructure to support the future development of rail, terminalling and storage facilities (the "Heartland Hub"). The Heartland Hub is a further build-out of Pembina's larger Nexus terminal ("PNT"), servicing crude oil and diluent customers for terminalling, storage and rail.

The Heartland Hub will be a receipt and delivery terminal designed to capture opportunities to expand services for Pembina's customers. The site is in close proximity to major oil sands pipeline rights-of-way, existing crude oil and petrochemical infrastructure and Pembina's Redwater site. It is expected to provide interconnectivity via pipeline and rail to downstream refining markets and enable Pembina to offer upstream and downstream customers access to merchant storage and other complementary midstream services.

Key features of the acquisition include:

•	232 acres of well-developed industrial land;
•	in excess of 5,000 linear feet of rail track, currently serviced by CN Rail;
•	160 acres of adjacent, existing Pembina lands, which can be developed for future merchant storage and rail expansions;
•	1,280 acres of Pembina salt rights in close proximity to support future cavern development; and
•	the ability to access over four million barrels per day of existing and future oil sands and conventional crude oil supply through various current and potential pipeline interconnection(s).

The Heartland Hub is an integral part of the broader PNT which interconnects Pembina's terminalling infrastructure located in the Edmonton, Redwater and Fort Saskatchewan areas. PNT provides unparalleled access to the diverse crude oil grades produced in western Canada. In addition, it is connected to condensate (diluent) transported on third-party as well as Pembina pipeline systems, including imported pipeline and rail supplies. The access and connectivity of PNT provides the broadest array of crude oil and diluent services available to Pembina's customer base.

At the same time, Pembina has entered into a multi-year agreement with a major North American refiner for the provision of services to load crude oil railcars within the existing infrastructure at PNT. This service will commence immediately. The agreement provides up to 40,000 barrels per day of various crude grades, and capitalizes on the full service offering of pipeline, storage and rail infrastructure at PNT.

"Pembina's purchase of this property in the Heartland area and our agreement with a major North American refiner demonstrates the growing demand for terminalling services and the business model being built-out by Pembina's Midstream business. PNT's location and connections to take-away pipeline infrastructure and its ability to offer enhanced crude oil and diluent services allow us to continue to provide customers an attractive and expanding suite of services and midstream capabilities" said Bob Jones, Pembina's Vice President, Midstream. "We're also excited about the benefits to our other businesses: true to our vertical integration strategy, we see synergies between the midstream services which will be available at PNT and our Conventional Pipelines, Gas Services, and Oil Sands & Heavy Oil businesses."

The acquisition of the Heartland Hub was funded by Pembina's existing credit facilities.

To view a map of the Heartland Hub and surrounding area, including Pembina's Redwater site, please visit the following link and select Heartland Hub: http://www.pembina.com/pembina/webcms.nsf/AllDoc/CE0654AEEEF402A08725778800593A7D?OpenDocument

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil, condensate and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "estimate", "expand", "would", "develop" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's business objectives; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for midstream services; and expectations regarding supply and demand factors and pricing for oil and natural gas and hydrocarbon services. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; that favourable growth parameters continue to exist in respect of current and future growth projects; and that Pembina's businesses will continue to achieve sustainable financial results.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's  business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Corporate Development & Investor Relations
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail:  sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 17:51e 03-SEP-13